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NEWS RELEASE                                                           Exhibit 1

              PICTURETEL CORPORATION ANNOUNCES PLANNED RESTATEMENT


ANDOVER, Mass. SEPTEMBER 19, 1997 PictureTel Corporation (Nasdaq: PCTL) announced today that, after reviewing leasing and certain other indirect channel transactions, it has decided to reverse or defer the revenue related to a limited number of these transactions. In connection with that decision, the Company plans to restate its financial results for the first quarter of fiscal 1997 and the last two quarters of fiscal 1996.

     The results, when restated, will include the results of MultiLink, Inc., which PictureTel acquired in a pooling of interests transaction on July 22, 1997, as previously announced. The company plans to report its fiscal third quarter 1997 results, and the final results of its restatements of prior periods, during the third week of October.

     The overall effect of the planned restatements (without MultiLink) is estimated as follows: For fiscal 1997, revenue will decline by approximately $1.5 million in the first fiscal quarter, or approximately 1 to 2 percent of the previously reported revenue of $118.2 million for the period. Profit before tax will decrease by approximately $1.7 million for the first fiscal quarter, or approximately 35 percent of the previously reported profit before tax of $4.7 million for the quarter.

     For fiscal 1996, revenue will decline by approximately $12 million combined between the third and fourth quarters, or approximately 2 to 3 percent of previously reported full-year 1996 revenues of approximately $482.5 million. Profit before tax will decline by approximately $3 to $4 million in fiscal 1996, or approximately 6 to 8 percent of previously reported $51.7 million profit before tax.

     - more -

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PICTURETEL ANNOUNCES PLANNED RESTATEMENT, P. 2

     The company's review of these transactions was conducted by the current financial management of the company and its auditors. These actions, together with the previously announced charges of an estimated $10 million to $15 million to be recorded in the third quarter of 1997, will result in a more conservative balance sheet and more conservative financial management going into the fourth quarter and beyond, said Dr. Norman E. Gaut, PictureTel's chairman and CEO.

     We have taken immediate action to put in place new and additional control policies and operational changes that have corrected the conditions which resulted in the restatement, Gaut said.

     PictureTel Corporation is the world leader in developing, manufacturing and marketing a full range of videoconferencing solutions. The company's systems meet customers videoconferencing needs from the desktop to the boardroom. PictureTel also markets network conferencing servers and a comprehensive portfolio of enterprise-wide services. The company provides complete videoconferencing solutions to customers in distance learning, health care, financial services and manufacturing industries. Additional PictureTel information is available on the Internet at www.picturetel.com. PictureTel videoconferencing eliminates the barrier of distance, enabling people to be Anywhere NowTM.

This release includes projections and other forward-looking statements about the company's 1997 revenues, earnings, and other measures of economic performance. Actual results could differ materially from forecasts due to factors such as, for example, competitive pressures, changes in technology and the difficulty of forecasting in overseas markets and indirect channels. Additional information concerning risks that could cause actual results to differ are contained in the company's annual report on Form 10K and its registration statement on Form S4 in connection with the MultiLink acquisition, each as filed with the SEC. The company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                                     - End -

PictureTel is a registered trademark of PictureTel Corporation.

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                                      TABLE

                     PICTURETEL RESULTS BEFORE RESTATEMENT*
                                     ($000)

                             Q3 96           Q4 96         FY 96          Q1 97

Revenue                     $121,302       $140,147      $482,532       $118,222

Profit before tax             13,305         14,561        51,711          4,730

Net income                     8,914          9,902        34,773          3,075

Earnings per share              $.25           $.28          $.96           $.09

Shares outstanding (000)      36,159         35,894        36,054         35,562


* Excludes results of MultiLink, Inc., acquired on July 22, 1997 in a pooling of interests transaction.